SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/18/2003

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

371,168

8. SHARED VOTING POWER

5,000

9. SOLE DISPOSITIVE POWER

719,127_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

719,127

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.85%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of The
Emerging Markets Telecommunications Fund, Inc. ("ETF"). The principal executive offices of ETF are located at 466 Lexington
Avenue, New York, NY 10017.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570. Mr. Goldstein is a self-employed investment advisor and President of Kimball and Winthrop, Inc. an investment advisory firm.

During the past 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The reporting person is concerned about a number of issues related to ETF including (1)the nature, magnitude and valuation of ETF's investments in illiquid private equities, (2)the level of the discount from net asset value at which ETF's shares trade and (3)the future of ETF. On December 18, 2003, he discussed these concerns with Enrique Arzac, ETF's lead director and Mr. Arzac agreed to relay his concerns to the board of directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report dated May 31, 2003 there were 9,164,221 shares of ETF outstanding. The percentage set forth in item 5a was derived using such number.

  a) Mr. Goldstein is deemed to be the beneficial owner of 719,127 shares of ETF or 7.85% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 719,127 shares. Power to vote securities resides solely with Mr. Goldstein for 371,168 shares and jointly for 5,000 shares.

  c)   During the past 60 days the following shares of ETF were
     purchased (there were no sales):
     12/17/2003     150,000 @ 6.89
     12/17/2003     500 @ 6.9
     12/10/2003     150,000 @ 6.87
     12/10/2003     5200 @ 6.86
     12/9/2003      1,000 @ 6.91


  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
NONE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/18/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein